Exhibit 1

FOR IMMEDIATE RELEASE	24 October 2019

WPP PLC (“WPP” or the “Company”)

Result of General Meeting

GENERAL MEETING HELD AT ALLEN & OVERY LLP, ONE BISHOP’S SQUARE, LONDON E1 6AD ON 24 OCTOBER 2019

At a general meeting of WPP shareholders held today, shareholders voted to approve the proposed sale by WPP of 60 per cent. of the Kantar business and the establishment of a joint venture with Bain Capital Private Equity (Europe) LLP in respect of the Kantar business.

The votes are set out in the table below.

Completion of the transaction remains conditional upon an outstanding antitrust approval and the reorganisation of the Kantar business, as set out in WPP’s circular to shareholders dated 7 October 2019. First completion of the transaction, relating to at least 86% of the Kantar business and related proceeds, is expected to take place in early 2020.

STATEMENT OF POLL – THE VOTES CAST WERE AS FOLLOWS:

RESOLUTION	FOR	%	AGAINST	%
1 Ordinary Resolution to approve the proposed sale by the Company and its subsidiaries of 60 per cent. of their Kantar business and the establishment of and compliance by the Company and its subsidiaries with the terms of a joint venture in respect of the Kantar business and to authorise the directors of the Company to do anything they consider necessary, expedient or desirable to give effect to such sale and joint venture arrangements.	927,523,213	99.99	97,242	0.01
Note: Full text of the resolution is set out in the notice of general meeting forming part of WPP’s circular to shareholders dated 7 October 2019.

Contact:

  Chris Wade, WPP

  +44(0) 20 7282 4600

END